12013315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Greentree Office Plaza 40 Lloyd Avenue Suite 102
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Johnson, Jr. (610) 644-6616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rimmer & Jennings, LLC
(Name – *if individual, state last, first, middle name*)

117 Gayley Street (Address) Media (City) PA (State) 19063 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

JOHNSON SECURITIES, INC.

CONTENTS

Oath or Affirmation

Independent Auditor's Report

Statement of Financial Condition as of December 31, 2011

Statement of Operations for the year ended December 31, 2011

Statement of Changes in Shareholder's Equity for the year ended December 31, 2011

Statement of Cash Flows for the year ended December 31, 2011

Notes to Financial Statements

Supplementary Information

Computation of Net Capital

Computation of Net Capital Requirement

Computation of Aggregate Indebtedness

Statement Pursuant to Paragraph (d) (2) of Rule 17a-5

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Independent Auditor's Report on Internal Control

OATH OR AFFIRMATION

I, John C. Johnson, Jr., affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Johnson Securities, Inc. as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me on the 25th day of January, 2012

JOHN C JOHNSON JR

John C Johnson Jr

Notary Public, State of Pennsylvania

Commission expires

Jeffry S. John

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Jeffrey S. Johnson, Notary Public
City of Philadelphia, Philadelphia County
My commission expires January 25, 2014

John C Johnson Jr

Signature

PRESIDENT

Title

RIMMER & JENNINGS, LLC
CERTIFIED PUBLIC ACCOUNTANTS

(610) 565-3070

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063
FAX (610) 565-7580

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Johnson Securities, Inc.

We have audited the accompanying statement of financial condition of Johnson Securities, Inc. as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnson Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived

from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rimmer + Jennings, LLC

January 25, 2012
Media, Pennsylvania

JOHNSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:	
Cash	$ 3,966
Commissions and fees receivable	18,224
Investment securities	110,295
Total Current Assets	132,485
TOTAL ASSETS	$ 132,485

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commissions payable	$ 17,752
Due to shareholder	13,664
Deferred income taxes	4,000
Total Current Liabilities	35,416
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Retained earnings	55,574
Accumulated other comprehensive income:	
Unrealized gain on securities, net of deferred income taxes of $9,900	32,595
Total Shareholder's Equity	97,069
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 132,485

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUE:	
Commissions and fees	$ 95,481
Interest income	17
	95,498
EXPENSES:	
Commissions	79,383
Operating expenses	25,915
	105,298
NET LOSS BEFORE INCOME TAXES	(9,800)
INCOME TAX PROVISION (BENEFIT):	
State	(1,000)
Federal	(1,600)
	(2,600)
NET LOSS	$ (7,200)

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income	Total Shareholder's Equity
BALANCE, JANUARY 1, 2011	$1,000	$7,900	$62,774	$29,785	$101,459
COMPREHENSIVE INCOME (LOSS)					
Net loss			(7,200)		(7,200)
Other comprehensive income:					
Unrealized holding gain on investment securities, net of deferred income taxes of $700				2,810	2,810
TOTAL COMPREHENSIVE INCOME (LOSS)					(4,390)
BALANCE, DECEMBER 31, 2011	$1,000	$7,900	$55,574	$32,595	$ 97,069

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and fees received	$ 83,443
Interest received	17
Commissions paid	(71,815)
Operating expenses paid	(28,415)
Net Cash Used by Operating Activities	(16,770)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances from shareholder	13,664
NET DECREASE IN CASH	(3,106)
CASH AT BEGINNING OF YEAR	7,072
CASH AT END OF YEAR	$ 3,966

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net Loss	$ (7,200)
Adjustment to reconcile net loss to net cash used by operating activities:	
Deferred income tax benefit	(2,600)
Change in current assets and liabilities:	
Increase in commissions receivable	(8,779)
Increase in commissions payable	7,568
Decrease in accrued expenses and other payables	(5,759)
Net Cash Used by Operating Activities	$ (16,770)

See Accompanying Notes

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations
Johnson Securities, Inc. (the Company), located in Malvern, Pennsylvania, was incorporated May 14, 1984 and commenced operations on December 18, 1984 when it became a registered broker/dealer. The Company acts as agent for customers who purchase mutual funds and variable life insurance and annuities.

Investment Securities
The company classifies marketable securities as available for sale. Available for sale securities are valued at fair value. Net unrealized holding gains and losses are reported as a separate component of shareholder's equity, accumulated other comprehensive income (loss). Realized gains and losses are reported in statement of operations and are determined using the specific identification method.

Commissions and Fees Receivable
The Company considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts is required.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus the change during the period in deferred income tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for the temporary differences between the financial statement basis and income tax basis of assets and liabilities that will result in taxable or deductible amounts in future years.

The Company recognizes and measures it unrecognized tax benefits in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on facts, circumstances and other available information. There were no unrecognized tax benefits at December 31, 2011.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)
Generally, the Company's tax returns for the previous three years are subject to examination by taxing authorities. Interest and penalties, if any, on the underpayment of income taxes are classified as income tax expense.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events
The Company has evaluated all events subsequent to the balance sheet date of December 31, 2011 through January 25, 2012, which is the date the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure under the Subsequent Events Topic of the FASB ASC.

NOTE 2 INVESTMENT SECURITIES

Investment Securities consist of The NASDAQ OMX Group, Inc common stock. Fair value of the stock is measured on a recurring basis based on quoted price in an active market for identical assets (Level 1). At December 31, 2011 the fair value of the stock was $110,295, the cost basis was $67,800, and the total unrealized gain included in accumulated other comprehensive income was $42,495. The Company's concentration of investment securities makes it vulnerable to the risk of severe loss.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company has a sales agreement with its sole stockholder (Johnson) whereby the Company pays Johnson a percentage of all commissions generated by Johnson. As part of the agreement, Johnson has agreed that his commission is payable solely from the proceeds of the receivables and waives his right to payment until the Company is in receipt of the commission. In 2011, the Company recognized commission expense to Johnson in the amount of $64,230. Included in commissions payable at December 31, 2011 were $13,641 of commissions due to Johnson. Additionally, at December 31, 2011 the Company has a payable to Johnson in the amount of $13,664 for cash advances made by Johnson.

The Company has an agreement with John C. Johnson, Jr., Inc., a company owned by Johnson, to share the office space and clerical staff of John C. Johnson, Inc. at a cost of $900 per month. The term of the agreement is month-to-month. Total costs incurred under the agreement were $10,800 and are included operating expenses.

NOTE 4 INCOME TAXES

Deferred tax assets arise from payables which will be deductible in future years because the cash method of accounting is used for income tax purposes and from net operating loss and capital loss carryovers. The Company's federal net operating loss carryforward of $20,501 expires in 2031 and capital loss carryover of $3,382 expires in 2014. The Company has a state net operating loss of $28,817 that expires in 2031. A deferred tax asset valuation allowance in the amount of $500 has been recognized due to the uncertainty of realizing a tax benefit for the portion of the state net operating loss that exceeds the federal net operating and capital loss carryforwards.

Deferred tax liabilities arise from investment securities that have a greater financial statement basis due to the recognition of unrealized gains for financial statement purposes and from receivables which will be

NOTE 4 INCOME TAXES (CONTINUED)

taxable in future years. Total deferred tax assets and liabilities are as follows:

	Total	State	Federal
Assets	$ 10,700	$ 4,700	$ 6,000
Valuation allowance	(500)	(500)	-
Liabilities	(14,200)	(6,000)	(8,200)
Net liability	$ (4,000)	$(1,800)	$(2,200)

The components of the income tax provision (benefit) recognized in the statement of operations are as follows:

	Total	Current	Deferred Benefit
State	$(1,000)	$ -	$(1,000)
Federal	(1,600)	-	(1,600)
	$(2,600)	$ -	$(2,600)

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2011 was .54 to 1.

At December 31, 2011, the Company had net capital, as defined, of $65,819 and excess net capital of $60,819.

NOTE 6 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2011

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$ 97,069
5	Total capital and allowable subordinated Liabilities	97,069
8	Net capital before haircuts on securities positions	97,069
9	Haircuts on securities	
	C. Trading and investment securities:	
	4. Other securities	16,544
	D. Undue concentration	14,706
		31,250
10	Net capital	$ 65,819
	Computation of Net Capital Requirement	
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,361
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	$ 60,819
15	Net capital less greater of 10% of aggregate indebtedness or 120% of line 12	$ 59,819
	Computation of Aggregate Indebtedness	
16	Total A.I. liabilities from Statement of Financial Condition	$ 35,416
19	Total aggregate indebtedness	$ 35,416
20	Percentage of aggregate indebtedness to net capital	54 %

*Line references are to FOCUS report, Part IIA

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2011

Statement Pursuant to Paragraph (d) (2) of Rule 17a-5

There are no liabilities subordinated to claim of general creditors.

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the preceding computation of net capital and the Company's corresponding computation included in the unaudited FOCUS report, Part IIA filed as of December 31, 2011.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

RIMMER & JENNINGS, LLC
CERTIFIED PUBLIC ACCOUNTANTS

(610) 565-3070

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063
FAX (610) 565-7580

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Johnson Securities, Inc.

In planning and performing our audit of the financial statements of Johnson Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

To the Board of Directors of
Johnson Securities, Inc.
Page Three

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rimmer & Jennings, LLC

January 25, 2012
Media, Pennsylvania